Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

February 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 9, 2023

File No. 333-269419

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated February 10, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”)

Notes to Condensed Financial Statements

Note 3. Restatement, page F-18

1.	You state that the amended financial statements amend a previously filed Form S-1 that was not disseminated. Considering all previously filed draft registration statements have been disseminated, revise to clarify or remove this disclosure. Similar revisions should be made elsewhere throughout the filing where you include such statements.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the Registration Statement to remove each of the disclosures stating that the amended financial statements amend a previously filed Form S-1 that was not disseminated.

Notes to Consolidated Financial Statements

Note 3. Restatement, page F-64

2.	Please revise to include a more fulsome description of the various restatement adjustments to the December 31, 2021 cash flow statement. Ensure that it is clear how each adjustment relates to the Seoul Marina accounting error, or to the extent you are correcting other errors, revise to clearly disclose each item impacting the amended financial statements.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant restatement to include a more fulsome description of the various restatement adjustments to the December 31, 2021 cash flow statement in accordance with the Staff’s comment. The relevant portion of the revised restatement is reproduced below:

Statement of Cash Flow for the Year Ended December 31, 2021. The Statement of Cash Flows changed as follows:

1.	Adjustments related to the SMC reclass of an Investment to an ROU Asset

a.	The net loss increased by $302,416 from $(12,462,246) to $(12,764,662)

b.	Depreciation and amortization increased by $392,480 from $12,176,175 to $12,568,655. $158,278 of the $392,480 amount relates to SMC. The remaining $234,202 is an error correction unrelated to SMC.

c.	Non-cash expense increased from -$0- by $750,034 to $750,034. $144,138 of this amount relates to SMC. The remaining $605,896 is an error correction unrelated to SMC.

d.	Other assets increased by $(873,007) from $(179,988) to $(1,052,995). $(1,044,384) of the $(873,007) amount relates to SMC. The remaining $171,377 is an error correction unrelated to SMC.

e.	Purchase of investments increased by $1,044,384 from $(1,061,665) to $(17,281).

2.	Additional error adjustments unrelated to SMC

a.	Deferred revenue increased by $183,833 from -$0- to $183,833.

b.	The investment to affiliated company increased by $87,381 from $(87,381) to $-0- .

c.	The proceeds from short-term borrowings from related parties increased by $181,664 from $259,062 to $440,726.

d.	The proceeds from the issuance of common stock decreased by $84,519 from $2,115,064 to $2,030,545.

e.	The repayment of short-term borrowings from related parties decreased by $1,255,584 from $(173,836) to $(1,429,420).

f.	The effect of exchange rate changes on cash and cash equivalents decreased by $124,250 from $231,149 to $106,899.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP

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